Via EDGAR Submission

June 29, 2005

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention:	David DiGiacomo
Robyn Manuel

Re:	Varsity Group, Inc.
File No. 000-28977
Form 8-K Filed June 1, 2005

Ladies and Gentlemen:

Varsity Group, Inc. (the “Company” or “Varsity”) is in receipt of the Staff’s comment letter dated June 17, 2005. In its comment letter, the Staff refers to the Form 8-K that Varsity filed on June 1, 2005 in respect of our acquisition of the assets of Campus Outfitters, LLC and an affiliated company (together, “Campus Outfitters”), and inquires as to whether or not Varsity intends to file pro forma and historical financial statements with respect to Campus Outfitters or, if not, to provide the Staff with the related significance tests under Rule 3-05.

Varsity will not be filing historical or pro forma financial data relating to Campus Outfitters because, under each of the three tests, the acquisition fails to reach the 20% significance test under Rule 3-05.

All amounts are expressed in thousands of dollars.

(1)	Investment Test. Varsity’s consolidated balance sheet for the year ended December 31, 2004 reflects total assets of $30,712, resulting in a 20% measurement threshold for Rule 3-05 purposes of $6,142.

Varsity’s investment in Campus Outfitters is less than the $6,142, as follows:

Cash payment at closing	$3,016
Stock issued (123,967 shares)[1]	750
Subtotal		$3,766

Assumed liabilities (set by contract)[2]	1,888
Payroll assumed	67
Contingency allowance	50
Subtotal		2,005

Company professional fees	90
Seller professional fees reimbursed[3]	50
Reserve for 141 analysis	25
Reserve for inventory analysis	35

Subtotal		200

Total Investment		$5,971

[1]	Represents 0.7% of the outstanding Varsity shares of common stock.
[2]	The transaction was structured as an acquisition of assets, except for the acquisition of the membership interests of one LLC that has no operations and no assets except exclusive contracts to provide textbooks to several schools. Thus, Varsity as buyer was able to precisely identify the liabilities it would assume. In addition, Varsity is indemnified by the sellers in the event it becomes obligated to pay any undisclosed liabilities, which is not expected.
[3]	Under the contract, Varsity agreed to pay the professional fees incurred by the sellers, up to a cap of $50.

Securities and Exchange Commission

(2)	Total Assets. Please see above. Under purchase accounting, Varsity expects the total assets acquired to be the amount of its investment, $5,971. The excess of purchase price over the tangible assets acquired will be allocated to identifiable intangibles and goodwill in accordance with GAAP. As part of the professional fess allowance a reserve of $60 has been provided for the professional fees to complete the allocation.

(3)	Income from Continuing Operations. Varsity’s consolidated income from operations was $2,761 for the year ended December 31, 2004, resulting in a threshold for 3-05 purposes of $552. Based on the financial statements and tax returns provided by Campus Outfitters, its consolidated income from operations for the year ended December 31, 2004 was $111K.

The foregoing analysis was completed by Varsity prior to signing the purchase agreement or closing the acquisition of Campus Outfitters. Based on this analysis, Varsity has concluded that the transaction does not meet any of the thresholds contained in Rule 3-05 and, accordingly, historical financial statements and pro forma financial statements are not required.

Should the Staff have any further questions or comments regarding this matter, please call me directly at (202) 349-1212.

Regards,

/s/ Jack Benson
Jack Benson
Chief Financial Officer